

August 1, 2014

Via Facsimile
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3 Da Fong Road
Tantzu
Taichung, Taiwan, ROC

> **Re: Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 24, 2014**
> **File No. 000-30702**

Dear Ms. Chen:

We have reviewed your response letter dated July 16, 2014 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 22. Revenue Recognition, page F-17

1.   Your response to prior comment 2 told us that you recognize revenue for each stage based on the proportion of services provided. It is still not clear how you determine the proportion of those services to know the stage of completion. Please disclose in future filings, to comply with IAS 18.35, the methods you adopted to determine the stage of completion.

2.   In response to prior comment 3, you explained that the company provides assembly, testing and turnkey services (a combination of assembly and testing services). You also state that pricing is based on per-unit prices and that you invoice the customer based on billing milestones. We note that revenue is recognized at each stage where service agreed to with the customer is completed and based on the service fees previously agreed. Please tell us in more detail what you mean by stage and whether this represents completion of the testing or assembly services or some portion of those services. If it represents a portion of the service, please further explain how you determine the amount of revenue to recognize.

Note 30. Commitments and Contingencies, page F-43

3.   Your response to prior comment 4 notes that the company classified the loss of settlement as non-operating because the settlement was not related to the company's daily operating activities. However, we note that the matter related to allegations that your packaging services infringed certain patents and that you breached certain license agreements. As such, it appears that the matter was related to the company's operations and that defense of your patents that you use in those operations would necessarily be a part of those operations. Please explain further why you believe that these amounts are properly classified as non-operating under IAS 1 and BC 56 therein.

        You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant